Item 13(a)(4)(i)

Certification Pursuant to Item 4.01 of Form 8-K under the Exchange Act (17 CFR 249.308)

On November 14, 2018, KPMG LLP ("KPMG") resigned as the independent registered public accounting firm of NexPoint Real Estate Strategies Fund (the "Fund"), effective on such date. On December 7, 2018, the board of trustees of the Fund (the "Board") approved the appointment of Cohen & Company, Ltd. ("Cohen") as the Fund's independent registered public accounting firm. Cohen was formally engaged by the Fund on December 19, 2018.

KPMG's audit reports on the Fund's financial statements for the period from July 1, 2016 (commencement of operations) to December 31, 2016 and the year ended December 31, 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from July 1, 2016 (commencement of operations) to December 31, 2016, the year ended December 31, 2017, and the subsequent interim period through November 14, 2018, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KPMG involving the Fund on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

During the period from July 1, 2016 (commencement of operations) to December 31, 2016, the year ended December 31, 2017, and the subsequent interim period through November 14, 2018, neither Management, the Fund, nor anyone on its behalf, consulted Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Fund, and no written report or oral advice was provided to the Fund by Cohen that Cohen concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Fund provided KPMG and Cohen with a copy of the disclosure it is making in response to Item 304(a) of Regulation S-K and requested that KPMG furnish the Fund with a letter addressed to the SEC, pursuant to Item 304(a) containing any new information, clarification of the Fund's expression of its view, or the respects in which it does not agree with the statements made by the Fund in response to Item 304(a). A copy of KPMG's letter dated March 1, 2019 is attached as Item 13(a)(4)(ii) and is hereby incorporated by reference herein.